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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

                          BIRMINGHAM STEEL CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    091250100
                                 (CUSIP Number)

                               Gene T. Price, Esq.
                                Burr & Forman LLP
                           Suite 3100 SouthTrust Tower
                           420 North Twentieth Street
                              Birmingham, AL 35203
                                 (205) 251-3000
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                December 2, 1999
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.



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         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]



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                             13D - AMENDMENT NO. 5

The undersigned hereby amend their Schedule 13D Statement dated July 29, 1999, as amended by Amendment No. 1 dated August 16, 1999, as amended by Amendment No. 2 dated August 24, 1999, as amended by Amendment No. 3 dated September 10, 1999 as further amended by Amendment No. 4 dated September 21, 1999 (the "Schedule 13D"), relating to the common stock, par value $.01 per share, of Birmingham Steel Corporation as set forth herein. Unless otherwise indicated, all defined terms used herein shall have the meaning ascribed to them in the Schedule 13D.

ITEM 1.  SECURITY AND ISSUER

         No material change.

ITEM 2.  IDENTITY AND BACKGROUND

         No material change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         No material change.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 is hereby amended to add the following:

         On December 2, 1999, the Company and members of the United Group entered into a Settlement Agreement evidencing their agreement to settle their proxy contest. On December 2, 1999, pursuant to the Settlement Agreement, the Board of Directors of the Company was reconstituted. The Company's new Board consists of twelve directors, nine persons previously designated by the United Group in its proxy solicitation and three holdovers from the previous Board. The former include John D. Correnti, James A. Todd, Jr., James W. McGlothlin, Donna M. Alvarado, Robert M. Gerrity, Alvin R. Carpenter, Robert H. Spilman, Jerry E. Dempsey, and Steven R. Berrard. The latter include C. Stephen Clegg, Richard de J. Osborne and Robert D. Kennedy.

         The new Board held a meeting on December 2, 1999 and elected John D. Correnti as Chairman and Chief Executive Officer of the Company.

         Pursuant to the Settlement Agreement, the United Group also agreed to terminate its solicitation of consents and rescind any action previously taken in connection with such consent action.



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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         No material change.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         No material change.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         No material change.
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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 3, 1999

                               THE UNITED COMPANY

                               By: /s/  James W. McGlothlin
                                   ---------------------------------------------
                                        James W. McGlothlin
                                        President

                               UNITED MANAGEMENT COMPANY, LLC

                               By: /s/  Lois A. Clarke
                                   ---------------------------------------------
                                        Lois A. Clarke
                                        President and Managing Director

                               UNITED OPPORTUNITIES FUND, LLC
                               By:      United Management Company, LLC
                                        Its Managing Member

                                        By: /s/  Lois A. Clarke
                                            ------------------------------------
                                                 Lois A. Clarke
                                                 President and Managing Director

                               THE SUMMIT FUND, LLC
                               By:      United Management Company, LLC
                                        Its Managing Member

                                        By: /s/  Lois A. Clarke
                                            ------------------------------------
                                                 Lois A. Clarke
                                                 President and Managing
                                                 Director

                               UC INVESTMENT TRUST

                               By: /s/  Lois A. Clarke
                                   --------------------------------------------
                                        Lois A. Clarke
                                        President
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                                   /s/ Nicholas D. Street
                                   --------------------------------------------
                                   Nicholas D. Street


                                   /s/ James W. McGlothlin
                                   --------------------------------------------
                                   James W. McGlothlin


                                   /s/ Lois A. Clarke
                                   --------------------------------------------
                                   Lois A. Clarke


                                   /s/ James A. Todd, Jr.
                                   --------------------------------------------
                                   James A. Todd, Jr.


                                   /s/ Mark A. Todd
                                   --------------------------------------------
                                   Mark A. Todd


                                   /s/ John D. Correnti
                                   --------------------------------------------
                                   John D. Correnti


                                   /s/ Paul Ekberg
                                   --------------------------------------------
                                   Paul Ekberg